ICAP Securities USA LLC and Subsidiary

(SEC I.D. No. 8-37947)

Consolidated Statement of Financial Condition,
as of December 31, 2020, and
Report of Independent Registered Public Accounting Firm

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1530-0064

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MMDDYYYY) AND ENDING 12/31/2020 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Vesey Street, 6th floor
(No. and Street)

New York	NY	10285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (201) 232-7381
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

30 Rockeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of December 31 in the year 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115800
My Commission Expires 11/1/2024

Signature

Chief Financial Officer

Title

Subscribed and Sworn to before me on this day of February 26, 2021

Gina Marrocco-Gabelman

Notary Public

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable)
- [ ] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Securities USA LLC and Subsidiary
Index
December 31, 2020

Page(s)

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Securities USA LLC and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of ICAP Securities USA LLC and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2017.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2020

(dollars in thousands)

Assets		
Cash	$	109,637
Cash segregated under federal regulations		7,100
Deposits with clearing organizations		28,674
Securities purchased under agreements to resell		12,240
Securities borrowed		1,462,967
Receivable from brokers dealers and clearing organizations		239,233
Receivable from customers		38,383
Commissions receivable, net of allowance for expected credit loss of $379		30,985
Receivable from affiliates		4,590
Subordinated loan receivable from affiliate		4,000
Exchange and trading memberships		1,198
Goodwill		2,312
Prepaid expenses and other assets		6,597
Total assets		1,947,916
Liabilities and Member's Equity		
Liabilities		
Securities loaned		1,450,643
Payable to brokers, dealers and clearing organizations		69,717
Payable to customers		199,537
Payable to affiliates		5,101
Accrued personnel costs		17,404
Accrued expenses and accounts payable		6,017
Total liabilities		1,748,419
Member's equity		199,497
Total liabilities and member's equity	$	1,947,916

The accompanying notes are an integral part of these consolidated statement of financial condition

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the “Company”) and its direct wholly owned subsidiary, ICAP Corporates LLC (“Corporates”), (referred to herein as the “Subsidiary”, and the Company and Subsidiary together are referred to herein as the “Group”) are Delaware limited liability companies.

The Company is a wholly owned subsidiary of ICAP Global Broking Inc. (“IGBI”), with IGBI being a wholly owned subsidiary of TP ICAP Americas Holdings Inc. (“TPIAHI”). TPIAHI is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Group is an indirect wholly owned subsidiary of TP ICAP plc, as such TP ICAP plc is the ultimate parent of the Group.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is registered with the Securities and Exchange Commission (“SEC”) as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. (“FINRA”). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

Corporates is a broker-dealer registered with the SEC and is a member of FINRA. Corporates is also registered as a non-clearing Independent Introducing Broker (“IB”) with the Commodities Futures Trading Commission (“CFTC”), is a member of the National Futures Association (“NFA”), and is also a member of various exchanges (see Note 2(b)).

Corporates operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. Corporates self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

<u>Brokerage capacities</u>

The Group may act in the capacity of “matched principal”, and Corporates may also act in the capacity of “exchange give-up” or “name passing”.

When acting in the capacity of “matched principal”, the Group acts as a “middleman” or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the “exchange give-up” capacity, Corporates facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client’s clearing member through the clearing services at the exchange clearing house.

(dollars in thousands)

When acting in the “name passing” capacity, Corporates connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, Corporates leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Corporates routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver verse payment and receive verse payment (“DVP/RVP”) basis.

The Group self-clears certain fixed income transactions on a DVP/RVP basis.

Fees/commissions

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In “matched principal” market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In “exchange give-up” and “name passing” market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Group may when acting in a “matched principal” capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the “spread” on the trade in addition to any markup or markdown it charges.

Unmatched principal transactions

The Group may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Group, while managing and liquidating such positions, may generate a profit or a loss.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the consolidated statement of financial condition as trades pending settlement, net.

Pandemic

During the first quarter of 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the world. In late March, the Group activated its Business Continuity Planning strategies to safeguard the wellbeing of its employees, the continuation of its operations and the support of its clients. Currently the Group continues to operate with a majority of its employees teleworking from home and for those employees continuing to work in offices, the requirement to respect social distancing standards. This new way of working has resulted in the Group being able to operate as usual without disruption to business continuity.

(dollars in thousands)

The COVID-19 outbreak has resulted in governments around the world putting restrictions in place regarding the movement of people, leading to widespread disruption and significant market volatility. As of the date of this report, there are no indicators of significant impairment to the Group's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Group are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect this matter to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Group has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Group is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Group and its subsidiary. In the opinion of management, the consolidated statement of financial condition includes all adjustments necessary to present fairly the financial position at December 31, 2020.

Use of estimates

Preparation of the consolidated statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and reported amounts of revenues and expenses during the reporting period. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

Revenue recognition

The Group acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Group also earns revenue from data sales.

Matched principal transactions

The Group acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or

(dollars in thousands)

two days after trade date), therefore the Group records a receivable between trade date and payment on settlement date.

<u>Agency commissions</u>

The Group acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Group's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Group charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Group accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

<u>Exchange incentive fee rebates</u>

The Group receives incentive fee rebates from a U.S. based securities exchange in return for trades executed through the exchange. The exchange incentive fee rebates are recognized on a trade date basis.

<u>Data sales</u>

The Group earns data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Group's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Group's revenue recognition may differ from the timing of payment by customers. The Group records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Group's service obligation, deferred revenue is recorded until the Group's performance obligations are satisfied. The Group did not have any deferred revenue as of December 31, 2020.

<u>Cash</u>

Cash at December 31, 2020 includes $109,637 of cash held in demand deposit accounts by two major financial institutions. At December 31, 2020, the Group had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

<u>Cash segregated under federal regulations</u>

Cash in the amount of $6,300 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 7). The Company and Corporates compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2020, cash in the amount of $300 and $500 has been segregated in proprietary accounts of broker-dealers ("PAB") reserve accounts by Corporates and the Company respectively. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

(dollars in thousands)

Exchange and trading memberships

The Company and Corporates own membership shares in the Depository Trust Clearing Corporation (“DTCC”). The membership shares are subject to restriction. The Company and Corporates carry these restricted shares at cost of approximately $928 and $86 respectively.

Corporates also owns a CBOT trading membership seat. Corporates carries this membership seat at cost of $184.

The Company and Corporates are required to hold these shares and trading membership in order to maintain their trading membership privileges. The Group and Corporates performed an annual impairment review and determined that there was no impairment of the shares or the trading membership seat.

Securities transactions

Security transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers’ securities transactions are recorded on a trade date basis and commission income is recorded on a trade date basis.

Securities owned are recorded at fair value.

Collateralized financing agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the consolidated statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the consolidated statement of financial condition.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group’s repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

Interest income is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Government obligations and bank overnight investments.

(dollars in thousands)

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Group tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Group is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Group uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Group concluded that there was no impairment to goodwill as of December 31, 2020.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life if the employment contracts.

Receivable from and payable to customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

Commissions receivable

Commissions receivable represents balances owed to the Group for facilitating brokerage transactions on behalf of counterparties.

Expected credit loss allowance for commissions receivable

The Group recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2020, there was an expected credit loss allowance of $379.

3. Income Taxes

The Group is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI. In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2019-12 Income Taxes - Topic 740 - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This ASU was issued as part of the FASB's simplification initiative aimed at reducing overall complexity in accounting standards while maintaining or improving the usefulness of information provided to users of the financial statement. ASU 2019-12 clarifies that an entity such as a single member limited liability company which is not

(dollars in thousands)

subject to tax and disregarded by the tax authority is not required to include in their separate financial statement amounts of consolidated and deferred taxes.

The Group elected to early adopt this ASU with an effective date of January 1, 2020. The early adoption was retrospectively applied and resulted in the reversal of all tax activity for the current year and the reversal of opening current and deferred tax asset and liability balances. Additionally, the Group has presented the reversal of January 1, 2020, opening current and deferred tax asset and liability balances as an adjustment to opening equity.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail-to-deliver	$ 226,221	Fail-to-receive	$ 67,009
Receivable from clearing brokers and clearing organizations	9,940	Payable to clearing brokers and clearing organizations	593
Other	3,072 (a)	Other	2,115 (a)
	$ 239,233		$ 69,717

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

5. Commitments and Contingencies

On February 1, 2019, the Company entered into a $5,000 revolving subordinated loan agreement with its affiliate First Brokers Securities LLC (“FB”). Under the agreement the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the loan is 5.5 percent. As of December 31, 2020, FB had drawn down $4,000 on the loan. The loan agreement matures on January 31, 2023. Additionally, the Company has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I “other deductions and/or charges”).

The Group has access to a 270,000 GBP revolving credit facility through TP ICAP plc. This revolving credit facility includes a $100,000 USD committed daily Swing line facility which can be drawn directly by the Group and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by TP ICAP plc and sent to the Group to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on December 19, 2023. Additionally, the Group has direct access to a $75,000 overdraft facility with a major financial institution.

As of December 31, 2020, the Group had not drawn down on the revolving credit facility.

As a member of the Mortgage Backed Securities Division (“MBSD”) of the Fixed Income Clearing Corp (“FICC”), the Company participates in the Capped Contingency Liquidity Facility (“CCLF”). The

(dollars in thousands)

CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2020, the Company's commitment to the CCLF was $0 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Group. In some of these actions, substantial amounts are claimed. The Group is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Group's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Group contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Group cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its consolidated statement of financial condition.

6. Offsetting Financial Assets and Financial Liabilities

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the

(dollars in thousands)

Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities

borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Group discloses both gross and net information about financial instruments and transactions eligible for offset in the consolidated statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the consolidated statement of financial condition.

The following tables present the gross and net of securities borrowed and loaned as of December 31, 2020.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities borrowed	$ 1,462,967	$ -	$ 1,462,967	$ (1,431,244)	$ 31,723
Securities purchased under agreements to resell	12,240	-	12,240	(12,000)	240
Total	$ 1,475,207	$ -	$ 1,475,207	$ (1,443,244)	$ 31,963

(dollars in thousands)

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net amount
Securities loaned	$ 1,450,643	$ -	$ 1,450,643	$ (1,431,244)	$ 19,399
Total	$ 1,450,643	$ -	$ 1,450,643	$ (1,431,244)	$ 19,399

The table below presents the gross carrying value of Securities loaned by class as of December 31, 2020.

Securities Loaned	Gross carrying value
Equity securities	$ 1,288,821
Corporate debt	161,822
	$ 1,450,643

The securities loaned can involve contractual maturities ranging from overnight to over ninety days.

7. Regulatory Capital Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of $136,997 at December 31, 2020, which was $135,722 in excess of the minimum liquid capital requirement of $1,275. The Group’s ratio of liquid capital to total haircuts was approximately 129 to 1.

Corporates is subject to SEC Rule 15c3-3 and maintain “Special Accounts for Exclusive Benefit of Customers” (see Note 2b).

The Company is exempt from the provisions of Sec Rule 15c3-3 as the Company’s activities are limited to those set forth in the conditions for exemption in clause (i) of subparagraph (k)(2).

Corporates is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, additionally Corporates is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act. Accordingly, Corporates must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the

(dollars in thousands)

subsidiaries. The net capital and minimum net capital required of Corporates at December 31, 2020 are set forth below:

Group members	Net Capital	Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 89,460	$ 1,200	$ 88,260
Total	$ 89,460	$ 1,200	$ 88,260

The following summarizes the assets and liabilities of the subsidiary consolidated in the accompanying Consolidated Statement of financial condition, but not consolidated in the Group's corresponding unaudited Form G-405 part II filed as of December 31, 2020:

	ICAP Corporates LLC
Assets	$ 1,641,373
Liabilities	1,503,344
Total	$ 138,029

8. Employee Benefits

The Group participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Group matches a portion of all eligible employee contributions not to exceed a certain limit.

9. Phantom Award Plan

On June 1, 2020, the TP ICAP Board of Directors approved, and management adopted the Broker Equity Phantom Award Plan ("the Plan"). Under the Plan, phantom shares ("Deferral Awards") may be awarded, each of which represents a contractual right to receive an amount in

(dollars in thousands)

cash equal to the fair market value of a share of TP ICAP plc common stock on the settlement date.

The Plan covers incentive contract payments ("ICP's) related to broker renewal contracts or new contracts for brokers hired after June 1, 2020. Additionally, the Plan covers regular broker bonus or commission payments ("bonuses") for contract renewals or new brokers hired on or after September 1, 2020.

Deferral Awards under the Plan vest over three years in equal tranches. If termination occurs due to disability, long term health issues, redundancy, mutual agreement or contract expiry, all Deferral Awards will be retained and will vest on the date specified in the award certificate. Termination due to cause or misconduct will result in vested and unvested awards to be forfeited. The Plan does however provide the Board of Directors with discretionary authority to modify and/or accelerate the vesting of Deferral Awards.

Deferral Awards are granted on a quarterly basis and payment dates occur shortly after vesting period ends. The fair value of the Deferral Awards is determined based on the five-day volume weighted average price ("VWAP") of the TP ICAP plc share price up to and including the grant date of the Deferral Award.

A summary of the changes in the number of outstanding Deferral Awards during the year ended December 31, 2020, for the Plan is provided below.

	Deferral Award shares	Weighted-Average Grant Date fair value
Number of Deferral Awards outstanding at December 31, 2019	0	$0
Deferral Awards granted in 2020	13,619	3.2770
Deferral Awards - vested	0	0
Deferral Awards - forfeited	0	0
Number of Deferral Awards outstanding at December 31, 2020	13,619	$3.277

As of December 31, 2020, there were no cash payments made related to the plan.

10. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

(dollars in thousands)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Group did not have any assets or liabilities classified as Level 3 at December 31, 2020.

Financial Instruments Measured at Fair Value

At December 31, 2020, the Group's cash of $109,637 is held in demand deposit accounts and therefore considered a Level1 asset.

The Group's securities owned, typically shares of common stock and high grade bonds, are measured based on quoted market prices and therefore are considered Level 1 assets. At December 31, 2020, there were no securities owned by the Group.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds are measured based on quoted market prices and therefore considered Level 1 assets. At December 31, 2020, there were no securities sold, but not yet purchased by the Group.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2020 the Group did not have any transfers between levels or Level 3 activity.

Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized in the consolidated statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	December 31, 2020			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 28,674	$ -	$ 28,674
Securities borrowed	-	1,462,967	-	1,462,967
Receivable from broker dealers and clearing organizations	-	239,233	-	239,233
Commissions receivable	-	30,985	-	30,985
Receivable from customers	-	38,383	-	38,383
Exchange and trading memberships	-	1,198		1,198
Total	$ -	$ 1,801,440	$ -	$ 1,801,440
Liabilities:				
Securities loaned	$ -	$ 1,450,643	$ -	$ 1,450,643
Payable to broker dealers and clearing organizations	-	69,717	-	69,717
Payable to customers	-	199,537	-	199,537
Total	$ -	$ 1,719,897	$ -	$ 1,719,897

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $1,431,244 and received cash or other collateral with a fair value of $1,450,643 which is recorded in the Group’s consolidated statement of financial condition at December 31, 2020. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, Corporates has borrowed from other brokers and dealers and financial institutions, securities having a market value of $1,431,244 and has given cash or other collateral with a fair value of $1,462,967, which is recorded in the Group’s consolidated statement of financial condition at December 31, 2020. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

At December 31, 2020, the contractual amount of purchase and sale transactions for the Group were $84,713,340 and $84,415,085 respectively, for both purchases and sales which have not yet

(dollars in thousands)

reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2020, the Group has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

The Group's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Group has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Group does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Group has service agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide the Group with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Group provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Group and instances where payroll and execution fees are incurred by the Group on behalf of its affiliates . Additionally, the agreements include

(dollars in thousands)

payment for the collect ion of commissions by affiliates on behalf of the Group and commissions collected by the Group on behalf of its affiliates..

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2020.

	Receivable from affiliates	Payable to affiliates
ICAP WCLK Limited		11
ICAP Europe Limited		12
ICAP Energy Limited		32
ICAP Management Services Limited		1,568
ICAP Securities Limited	10	
Wrightson ICAP LLC		35
Tullett Prebon Financial Services LLC		585
Tullett Prebon Americas Corp		24
ICAP Global Derivatives Limited		30
ICAP Services North America LLC	13	
ICAP Energy LLC		1,541
Tullet Prebon Do Brasil S/A Corretora		235
tpSEF Inc.		75
PVM Futures Inc.	10	
TPIAHI	4,511	
Tullett Prebon Group Ltd		809
Tullett Prebon (Europe) Ltd		35
COEX Partners Inc.	23	
PVM Petroleum Markets LLC		
ICAP Information Services Inc.	23	
	4,590	4,992

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Group has a revenue share agreement with its affiliate ICAP Energy (Singapore) Pte Ltd (“IESPL”) in which it pays a portion of revenues net of expenses incurred on behalf of IESPL for transactions introduced by IESPL to the Group for broking. At December 31, 2020, under this agreement the Group owed $109 of commission payable.

(dollars in thousands)

In addition, Corporates provides clearing services for foreign affiliates, and the Company clears U.S. Government securities transactions for Corporates.

During June 2019, Corporates issued a promissory note payable to TPIAHI in exchange for a $22,000 loan from TPIAHI to help satisfy funding requirements for the settlement of securities transactions. Interest on the outstanding principal balance of the note accrued at an annual rate of 5.612%. At December 31, 2019, the outstanding principal balance was $17,000. During the period January 1, 2020, through September 2020, the entire balance of the note was repaid along with the interest owed.

The Company has guaranteed Corporates' payment and performance to certain stock loan counterparties.

During 2018, the Company assigned its lease obligation for its facilities to TPIAHI. Under the terms of the assignment the Company has guaranteed payment and any related performance required under the lease obligation in the event TPIAHI fails to perform its lease obligation duties. At December 31, 2020 the future minimum lease commitments under the lease is as follows:

Year Ending December 31,	
2021	$ 718
2022	718
2023	718
2024	718
Thereafter	598
	$ 3,470

The Company obtained an uncollateralized letter of credit in the amount of $1,160, in order to satisfy the requirements of the lease agreement for its disaster recovery facility which was assigned to TPIAHI.

13. Integration plan costs

The Group incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullett Prebon Group and the ICAP global broking businesses ("IGBB").

Integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Group records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Group establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Group accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10.

(dollars in thousands)

Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Group makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Group. The Group will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Group's most current estimates.

At December 31, 2020, the Group has recorded a liability of $21, for its obligations related to the integration cost plan.

14. Subsequent Events

The Group has performed an evaluation of subsequent events through February 26, 2021. There have been no subsequent events that occurred during this period that would require recognition in the consolidated statement of financial condition or disclosure as of December 31,2020.